The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement     SUBJECT TO COMPLETION      September 17, 2009

                   Pricing Supplement dated September o, 2009
          to the Product Prospectus Supplement dated February 25, 2009, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     o

                                 Royal Bank of Canada
                                 Senior Global Medium-Term Notes, Series C

                                 Redeemable Leveraged Steepener Notes, Due
                                 September 28, 2029

     Royal Bank of Canada is offering the notes described below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated February 25, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                    Royal Bank of Canada ("Royal Bank").

Underwriter:               RBC Capital Markets Corporation

Principal Amount:          o

Maturity Date:             September 28, 2029

Interest Rate:             Year 1:        11.00%

                           Years 2-20: 4 times the difference between the high-side reference rate and the low-side reference rate; fixed at 11:00 am New York time, 5 Business Days prior to the beginning of each interest Period, provided, the interest rate can never be more than 10.00% or less than 0.00%. The Interest Rate on the notes will be payable in arrears on each Interest Payment Date.

High-Side Reference        10 Year CMS Rate
Rate:

Low-Side Reference         2 Year CMS Rate
Rate

Reference Rate             Satisfied if the high-side reference rate is greater
Range:                     than the low-side reference rate.

Spread:                    Not applicable.

Type of Note:              Your notes contain features of a fixed rate note (for
                           the first year). Your notes are called a "Leveraged
                           Steepener Note" because, from the beginning of year 1 until the Maturity Date or the date of redemption, as the case may be, your note bears interest at a "leveraged," or multiplied, rate if the high-side reference rate is greater than the low-side reference rate.

Interest Payment           Semi-Annually, in arrears, on the 28th day of each
Dates:                     March and September, commencing March 28, 2010 and
                           ending on the Maturity Date (whether the Stated
                           Maturity Date or an earlier Redemption Date). If the
                           Interest Payment Date is not a New York or London business day, interest shall be paid on the next New
                           York or London business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Redemption:                Redeemable

Call Date(s):              Semi-annually, on the 28th day of each March and
                           September, commencing March 28, 2010 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date) with 10 Business Days notice.

Survivor's Option:         Not Applicable

Incorporated risk          The notes are subject to the risks set forth under
factors:                   the heading "Additional Risks Specific to Your Notes"
                           in the product prospectus supplement.

Minimum                    $1,000 (except for certain non-U.S. investors for
Investment:                whom the minimum investment will be higher)

Denomination:              $1,000 (except for certain non-U.S. investors for
                           whom the denomination will be higher)

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP No:                  78008HHK9

Currency:                  U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

Terms Incorporated         All of the terms appearing above the item captioned
In the Master Note:        "Listing" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product supplement with respect to notes dated February 25, 2009.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100.00%          o?
Underwriting discounts and commission.................................................     o%               o?
Proceeds to Royal Bank................................................................     o%               o?

We may use this pricing supplement in the initial sale of a note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated February 25, 2009 the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated February 25, 2009:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465909000396/
     0001214659-09-000396.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

         SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

--------------------------------------------------------------------------------
The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.
--------------------------------------------------------------------------------


     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus, prospectus supplement and product prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     Your notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of your notes over their term based on the comparable yield for the notes and pay tax accordingly. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be, and the requirement to accrue interest based on the comparable yield of your notes could possibly have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income. Any gain you may recognize on the sale or maturity of your notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of your notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You will also recognize gain or loss to the extent that the projected amount of a contingent payment differs from the actual payment on the notes.

     For a further discussion of the tax treatment of your notes, including information regarding obtaining the comparable yield for your notes, please see the discussion under the heading "Supplemental Discussion of Federal Income Tax
 Considerations--When the term of your notes exceeds one year--Rules Applicable to Notes Treated as Contingent Payment Debt Obligations" in the accompanying product prospectus supplement.

                       Historical Graph of Reference Rate

Historically, the reference rate has experienced significant fluctuations. Any historical upward or downward trend in the reference rate level during any period shown below is not an indication that level of the reference rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical reference rate levels do not give an indication of future levels of the reference rate. Royal Bank cannot make any assurance that the future levels of the reference rate will result in holders of the Notes receiving interest payments at the specified coupon. The reference rate on September 17, 2009 was 2.302%. The graph below sets forth the historical performance of the reference rate from September 17, 1989 through September 17, 2009.



                            10 YR CMS minus 2 YR CMS
                                  1989 to 2009
                            (1989/09/22 - 2008/09/22)
                                 [CHART OMITTED]



Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS



                        Supplemental Plan of Distribution

     We expect that delivery of the notes will be made against payment for the notes on or about September 24, 2009, which is the second business day following the Pricing Date (this settlement cycle being referred to as "T+2"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                        o

                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

          Redeemable Leveraged Steepener Notes, Due September 28, 2029


                                September o, 2009